Filed by Atlantic Coast Airlines Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc. Commission File No. 0-21976 Date: October 29, 2003

ATLANTIC COAST AIRLINES RESPONDS TO MESA ANNOUNCEMENT

BELIEVES ALLEGATIONS ARE BASELESS

DULLES, VA – October 29, 2003 – Atlantic Coast Airlines Holdings, Inc. (“ACA”) (Nasdaq: ACAI) today issued the following statement in response to the press release issued today by Mesa Air Group, Inc. (“Mesa”) (Nasdaq: MESA):

ACA has obtained the press release of Mesa Air Group, Inc., indicating that Mesa has filed a lawsuit against ACA and its Board of Directors. ACA has not yet been served with the complaint that was filed today in Delaware by Mesa. Therefore, ACA cannot comment specifically on Mesa’s complaint at this time. Based on Mesa’s press release, however, ACA notes that Mesa’s allegations are baseless. ACA, in setting the record date, has acted in accordance with applicable law and with its own by-laws and ACA’s Board of Directors has acted consistently with its fiduciary duties. ACA will contest these reported allegations vigorously.

ACA currently operates as United Express and Delta Connection in the Eastern and Midwestern United States as well as Canada. On July 28, 2003, ACA announced plans to establish a new, independent low-fare airline to be based at Washington Dulles International Airport. The Company has a fleet of 148 aircraft—including a total of 120 regional jets—and offers over 840 daily departures, serving 84 destinations. ACA employs approximately 4,600 aviation professionals.

Statements in this press release and by company executives regarding Mesa’s offer and other matters may contain forward-looking information about the Company. A number of risks and uncertainties exist which could cause the Company’s actual performance to differ materially from information provided by the Company or its executives. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the offer on the Company’s operations. Other risks and uncertainties relating to the Company’s business and operations include those referred to in the Company’s report on Form 10-Q for the period ended June 30, 2003.

ACA’s stockholders should read the Company’s consent revocation statement on Schedule 14A. The consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read it carefully before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, which was filed on October 23, 2003, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from ACA, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action with respect to Mesa’s expression of interest, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to Mesa’s expression of interest. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.

The common stock of parent company Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about Atlantic Coast Airlines, visit our website at www.atlanticcoast.com.

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Contacts:

Rick Delisi

Director of Corporate Communications

Atlantic Coast Airlines Holdings, Inc.

703-650-6550

Rick.Delisi@atlanticcoast.com

Judith Wilkinson/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449 x112/x113

jmw@joelefrank.com/dek@joelefrank.com